                    January 26, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3010

Attn.:     Angela McHale, Staff Attorney

Re:	Florham Consulting Corp.
Preliminary Information Statement on Schedule 14C
File No. 000-52634
Filed January 14, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Preliminary Information Statement on Schedule 14C of Florham Consulting Corp. (the "Company") by letter dated January 22, 2010 to Mr. Joseph J. Bianco, the Company's Chairman and Chief Executive Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

1.	Comment:

We note from your disclosure on pages 6 and 7 that shareholders owning 52.97% of your outstanding shares of common stock approved the name change and the share capital increase.  Please revise to state what percentage of shareholders approved the 2009 Stock Incentive Plan.  In addition, please identify which shareholders are represented by the 52.97% of shareholders who approved the charter amendments.  We note from your table on page 15 that beneficial owners and management own only 35.57% of your outstanding shares.  Finally, please provide a legal analysis detailing how acquiring written consents from these shareholders did not constitute a proxy solicitation.

Response:

The Company has revised page 10 of the Preliminary Information Statement on Schedule 14C to disclose the percentage of shareholders that approved the 2009 Stock Incentive Plan.  In addition, the Company has revised pages 6, 8 and 10 of the Preliminary Information Statement to identify which shareholders are represented by the 52.97% of shareholders who approved the charter amendments and the 2009 Stock Incentive Plan.

Under Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 14a-3 to 14a-6, Rule 14a-8, and Rule 14a-10 to 14a-15 do not apply to “[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited in not more than ten”. As set forth on revised pages 6, 8 and 10 of the Preliminary Information Statement, a total of eight (8) shareholders, of which six (6) of such shareholders did not constitute management or beneficial owners of the Company’s common stock, approved, via majority written consent, the Name Change, the Share Capital Increase and the 2009 Stock Incentive Plan.  Based upon the foregoing, the Company respectfully submits that acquiring written consents from these shareholders did not constitute a proxy solicitation.

2.	Comment:

Please provide financial information required by Item 13 of Schedule 14A, including MD&A disclosure, for both you and the target company.

Response:

Reference is made to the Company’s response to Comment No. 1 above.  The Company respectfully submits that acquiring written consents from these shareholders did not constitute a proxy solicitation.  Accordingly, the Company believes that it is permissible to mail a Schedule 14C Information Statement rather than a Schedule 14A Proxy Statement to its shareholders and therefore, Item 13 of Schedule 14A does not apply.

Item 1A., Risk Factors, page 14

3.                Comment:

We note that you intend to amend your Certificate of Incorporation to increase the number of authorized shares in accordance with the terms of the merger agreement.  Please provide the disclosure required by Item 14 of Schedule 14A.  Please refer to Note A of Schedule 14A.

Response:

Reference is made to the Company’s response to Comment No. 1 above.  The Company respectfully submits that acquiring written consents from these shareholders did not constitute a proxy solicitation.  Accordingly, the Company believes that it is permissible to mail a Schedule 14C Information Statement rather than a Schedule 14A Proxy Statement to its shareholders and therefore, Item 14 of Schedule 14A does not apply.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO

cc:       Stacie Gorman